UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 11, 2022

Cartesian Growth Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40103	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York	10017
(Address of principal executive offices)	(Zip Code)

(212) 461-6363

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one class A ordinary share and one-third of one Warrant	GLBLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GLBL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLBLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously reported on a Current Report on Form 8-K of Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“CGC”), filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2021, CGC announced that it had entered into a business combination agreement (the “Business Combination Agreement” and, the transactions described within, the “Business Combination”) with Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”).

On February 11, 2022, CGC, TWMH, the TIG Entities, Alvarium, Umbrella Merger Sub and Umbrella entered into Amendment No. 1 to the Business Combination Agreement (the “Amendment”), solely to (a) amend Section 12.01(b) of the Business Combination Agreement for the purpose of extending the Outside Date, as such term is used in the Business Combination Agreement, to July 29, 2022 and (b) amend the form of Registration Rights and Lock-up Agreement attached as Exhibit F of the Business Combination Agreement for the purpose of providing that the General Lock-up Period, as such term is used in the Business Combination Agreement, will be (i) for an amount equal to forty percent (40%) of the Lock-up Shares, as such term is used in the Business Combination Agreement, one year from the closing of the Business Combination (the “Closing”), (ii) for an amount equal to thirty percent (30%) of the Lock-up Shares, two years from the Closing and (iii) for an amount equal to thirty percent (30%) of the Lock-up Shares, three years from the Closing.

Additional Information and Where to Find It

In connection with the proposed Business Combination, CGC intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of CGC, and after the registration statement is declared effective, CGC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Current Report on Form 8-K does not contain any information that should be considered by CGC’s shareholders concerning the proposed Business Combination and is not intended to constitute the basis of any voting or investment decision in respect of the Business Combination or the securities of CGC. CGC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about CGC, the Companies and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of CGC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This Current Report on Form 8-K does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any private offering of securities in connection with the Business Combination (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act). Accordingly, until registered for resale, the Securities must continue to be held until a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption from registration under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which

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they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither CGC nor any Company is making an offer of the Securities in any state or jurisdiction where the offer is not permitted.

Participants in the Solicitation

CGC, the Companies and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s shareholders with respect to the proposed Business Combination. A list of the names of CGC’s directors and executive officers and a description of their interests in CGC is contained in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017. Additional information regarding the interests of the participants in the solicitation of proxies from CGC’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of CGC, the Companies or the combined company expected to result from the Business Combination (the “Combined Company”). For example, statements regarding the outcomes of the proposed Business Combination, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions, whether or not identified in this Current Report on Form 8-K, that, while considered reasonable by CGC, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) CGC and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for CGC’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which CGC or any of the Companies operate; and (x) other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, and other filings with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC nor the Companies presently know or that CGC or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

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Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CGC and the Companies described above. None of CGC or any Company undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

10.1	Amendment No. 1 to Business Combination Agreement, dated as of February 11, 2022, by and among CGC, TWMH, the TIG Entities, Alvarium, Umbrella Merger Sub and Umbrella.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name: Peter Yu
Title: Chief Executive Officer

Date: February 11, 2022

Exhibit 10.1

AMENDMENT NO. 1

TO THE

BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”), dated as of February 11, 2022, to the Business Combination Agreement, dated as of September 19, 2021 (as amended, the “Business Combination Agreement”), is by and among Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“SPAC”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub” and, together with SPAC, the “Cartesian Entities”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies” each a “Company”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”). Each of the Cartesian Entities, the Companies and Umbrella shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms not otherwise defined in this Amendment have the meanings given such terms in the Business Combination Agreement.

WHEREAS, Section 12.04 of the Busines Combination Agreement provides for the amendment of the Busines Combination Agreement in accordance with the terms set forth therein; and

WHEREAS, the Parties desire to amend the Busines Combination Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

1. Amend Exhibit F: Form of Registration Rights and Lock-up Agreement. The Business Combination Agreement is hereby amended by replacing Exhibit F attached thereto in its entirety with Exhibit A attached hereto.

2. Amend and Restate Section 12.01(b). Section 12.01(b) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“(b) by either SPAC or the Companies if the Umbrella Merger Effective Time shall not have occurred prior to July 29, 2022 (the “Outside Date”); provided, that SPAC (in its sole discretion acting reasonably) may extend the Outside Date for such period of time as SPAC deems reasonably necessary with respect to any approvals set forth on Section 6.05(a)(A)(1)(a), (b), (e), and (f)(i) of the Alvarium Disclosure Schedule relating to an Alvarium Subsidiary that is not an Alvarium Material Operating Subsidiary that have not been obtained by the Outside Date; provided further, that this Agreement may not be terminated under this Section 12.01(b) by or on behalf of any Party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article XI on or prior to the Outside Date;”

ARTICLE II

MISCELLANEOUS

1. No Further Amendment. Except as expressly amended hereby, the Business Combination Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Business Combination Agreement or any of the documents referred to therein.

2. Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the Parties, any reference to the Business Combination Agreement shall be deemed a reference to the Business Combination Agreement as amended hereby.

3. Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State. Any Action arising out of or relating to this Amendment shall, to the fullest extent permitted by applicable Law, be heard and determined exclusively in any New York State court or Federal court of the United States of America sitting in New York City in the Borough of Manhattan.

4. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

5. Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name: Peter Yu
Title: Chief Executive Officer

ROOK MS LLC

By:	/s/ Peter Yu
Name: Peter Yu
Title: President

TIEDEMANN WEALTH MANAGEMENT HOLDINGS, LLC

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann
Title: Chief Executive Officer

TIG TRINITY GP, LLC

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann
Title: Managing Member

TIG TRINITY MANAGEMENT, LLC

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann
Title: Managing Member

ALVARIUM INVESTMENTS LIMITED

By:	/s/ Alexander de Meyer
Name: Alexander de Meyer
Title: CEO

ALVARIUM TIEDEMANN CAPITAL, LLC

By:	/s/ Michael Tiedemann
Name:Michael Tiedemann
Title: Managing Member

Exhibit A

Final Form

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

THIS REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”), dated as of [__], 202[_], is made and entered into by and among Cartesian Growth Corporation, a Delaware corporation (the “Company”), CGC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Elias Diaz Sese, Bertrand Grabowski and Daniel Karp (the “Director Holders”), and certain parties set forth on Schedule 1 hereto (collectively, the “Target Holders” and, collectively with the Sponsor and the Director Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 or Section 6.11 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not otherwise defined herein shall have the meanings given such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company, the Sponsor and the Director Holders are party to that certain Registration Rights Agreement, dated as of February 23, 2021 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Business Combination Agreement, dated as of September 19, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Rook MS LLC, a Delaware limited liability company (“Merger Sub”), Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH, TIG GP and TIG MGMT, the “Targets”);

WHEREAS, the Sponsor has entered into Option Agreements (as defined below) with certain investors who have committed to purchase PIPE Shares (as defined below), pursuant to which the Sponsor has granted each such investor an option to purchase shares of the Company’s Common Stock (as defined below) held by the Sponsor following the Closing Date (as defined below), subject to the terms contained herein and in each such Option Agreement;

WHEREAS, on the date hereof, pursuant to the Business Combination Agreement, the Target Holders received shares of the Company’s Common Stock or Umbrella Class B Common Units that are exchangeable into Company’s Common Stock pursuant to the terms and subject to the conditions of the Business Combination Agreement and the Umbrella A&R LLCA;

WHEREAS, on the date hereof, pursuant to the terms of the Business Combination Agreement and the Sponsor Support Agreement, the Sponsor has transferred and assigned an aggregate of 8,900,000 Private Placement Warrants (as defined below) to the Target Holders;

WHEREAS, pursuant to Section 6.7 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor and the Director Holders are the Holders in the aggregate of at least a majority in interest of the Registrable Securities as of the date hereof; and

WHEREAS, the Company, the Sponsor and the Director Holders desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 6.10.

“Additional Holder Common Stock” shall have the meaning given in Section 6.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, (c) the Company has a bona fide business purpose for not making such information public, and (d) such disclosure (i) would be reasonably likely to have an adverse impact on the Company, (ii) could reasonably be expected to have a material adverse effect on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction or (iii) relates to information the accuracy of which has yet to be determined by the Company or which is the subject of an ongoing investigation or inquiry; provided that the Company takes all reasonable action as necessary to promptly make such determination and conclude such investigation or inquiry.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Closing” shall have the meaning given in the Business Combination Agreement.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” means the Company’s shares of Class A common stock, par value $0.0001 per share, and the Company’s shares of Class B common stock, par value $0.0001 per share.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Director Shares” shall mean the [__] Class B ordinary shares of the Company held by each of the Director Holders immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement and, for the avoidance of doubt, the shares of the Company’s Common Stock received by such Director Holders in exchange for such Class B ordinary shares.

“Director Holders” shall have the meaning given in the Preamble hereto.

“Director/Inactive Target Holder Lock-up Period” shall mean, with respect to the Director/Inactive Target Holder Shares, the period beginning on the Closing Date and ending on the date that is one year after the Closing Date.

“Director/Inactive Target Holder Shares” shall mean the Director Shares and the Inactive Target Holder Shares.

“EDGAR” shall have the meaning given in Section 3.5.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“General Lock-up Period” shall mean:

(A)    with respect to an amount equal to forty percent (40%) of the Lock-up Shares (other than any (i) Director/Inactive Target Holder Shares, (ii) Sponsor-Sourced Option Shares or (iii) Private Placement Warrants), the period beginning on the Closing Date and ending on the date that is one year after the Closing Date;

(B)    with respect to an amount equal to thirty percent (30%) of the Lock-up Shares (other than any (i) Director/Inactive Target Holder Shares, (ii) Sponsor-Sourced Option Shares or (iii) Private Placement Warrants), the period beginning on the Closing Date and ending on the date that is two years after the Closing Date; and

(C)    with respect to an amount equal to thirty percent (30%) of the Lock-up Shares (other than any (i) Director/Inactive Target Holder Shares, (ii) Sponsor-Sourced Option Shares or (iii) Private Placement Warrants), the period beginning on the Closing Date and ending on the date that is three years after the Closing Date.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Inactive Target Holder Shares” shall mean those shares of the Company’s Common Stock, or those Umbrella Class B Common Units that are received by the Inactive Target Holders that are exchangeable into Company’s Common Stock pursuant to the terms and subject to the conditions of the Business Combination Agreement and the Umbrella A&R LLCA, in each case, received by the Inactive Target Holders pursuant to the terms of the Business Combination Agreement on the Closing Date and as indicated on Schedule 1 alongside the applicable Inactive Target Holder’s name.

“Inactive Target Holders” means, collectively, those Target Holders designated as “Inactive Target Holders” on Schedule 1 and their Permitted Transferees.

“Joinder” shall have the meaning given in Section 6.10.

“Lock-up” shall have the meaning given in Section 5.1.

“Lock-up Parties” shall mean, as applicable, the Sponsor, the Director Holders, the Target Holders and their respective Permitted Transferees.

“Lock-up Periods” shall mean the Director/Inactive Holder Lock-up Period, the General Lock-up Period, the SSOS Share Lock-up Period and the PPW Lock-up Period, as applicable.

“Lock-up Shares” shall mean the Common Stock and any other equity securities convertible into or exercisable or exchangeable for the Common Stock (including, without limitation, any Private Placement Warrants, and/or equity (or quasi equity) awards issued under any employee incentive or equity appreciation plan) held by the Sponsor, Director Holders or Target Holders immediately following the Closing (excluding any PIPE Shares or Common Stock acquired in the public market) or otherwise acquired, subscribed for or issued pursuant to the terms of the Business Combination Agreement or the Sponsor Support Agreement.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) with respect to the Target Holders and their respective Permitted Transferees, which include (i) prior to the expiration of the applicable Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-up Period pursuant to Section 5.2 and (ii) after the expiration of the applicable Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter, and (b) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“PIPE Shares” shall mean the shares of Class A common stock of the Company acquired by any Target Holder in connection with such Target Holder’s participation in the Private Placements.

“Private Placement Warrants” shall mean the warrants held by certain Holders, purchased by such Holders in the private placement that occurred concurrently with the closing of the Company’s initial public offering and any such warrants subsequently acquired by Holders in connection with the Business Combination Agreement, including any Common Stock issued or issuable upon conversion or exchange of any such warrants.

“PPW Lock-up Period” shall mean:

(A)    with respect to one-third of the Private Placement Warrants (other than those held by the Director Holders), the period beginning on the Closing Date and ending on the date that is two years after the Closing Date; and

(B)    with respect to one-third of the Private Placement Warrants (other than those held by the Director Holders), the period beginning on the Closing Date and ending on the date that is three years after the Closing Date.

For the avoidance of doubt, one-third of the Private Placement Warrants shall not be subject to the PPW Lock-up Period.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding Common Stock and any other equity security (including the Private Placement Warrants and any other warrants to purchase Common Stock and Common Stock issued or issuable upon the exercise or conversion of any other such equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Business Combination Agreement and any PIPE Shares), (b) any Common Stock or any other equity security (including warrants to purchase Common Stock and Common Stock issued or issuable upon the exercise or conversion of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are held by an “affiliate” (as defined in Rule 144) of the Company, (c) any Additional Holder Common Stock, and (d) any Common Stock or any other equity security issued or issuable, including in exchange for Umbrella Class B Common Units pursuant to the terms and subject to the conditions of the Umbrella A&R LLCA and (e) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b), (c) or (d) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) (i) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale or current public information requirements); (E) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act; and (F) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock are then listed;

(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for the Company;

(E)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(F)    in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders (not to exceed $75,000 without the consent of the Company);

(G)    the costs and expenses of Company relating to analyst and investor presentations

(H)    or any “road show” undertaken in connection with the Registration and/or marketing of the Registrable Securities; and

(I)    any other fees and disbursements customarily paid by the issuers of securities.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Member” shall mean a member of Sponsor who becomes party to this Agreement as a Permitted Transferee of Sponsor.

“Sponsor-Sourced Option Shares” shall mean, collectively, any Option Shares (as defined in any of (i) that certain Option Agreement, dated as of [ ], 2021, by and between the Sponsor and [ ], (ii) that certain Option Agreement, dated as of [ ], 2021, by and between the Sponsor and [ ] or (iii) that certain Option Agreement, dated as of [ ], 2021, by and between the Sponsor and [ ] (each, an “Option Agreement” and, collectively, the “Option Agreements”).

“SSOS Lock-up Period” shall mean, with respect to the Sponsor-Sourced Option Shares (and only to the extent such Sponsor-Sourced Option Shares are transferred pursuant to the terms of the applicable Option Agreement), the period beginning on the Closing Date and ending on the earlier to occur of (A) one year after the date of the Closing Date or (B) such time, at least 150 days after the Closing Date, that the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Target(s)” shall have the meaning given in the Preamble hereto.

“Target Holders” shall have the meaning given in the Preamble hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase (other than as explicitly contemplated by the Option Agreements) or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1    Shelf Registration.

2.1.1    Filing. Within forty-five (45) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the sixtieth (60th) calendar day (or ninetieth (90th) calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following Closing and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that if such Effectiveness Deadlines falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadlines shall be extended to the business day on which the SEC is open for business. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use a Form S-3 Shelf. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2    Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing). If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer at the time of filing (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form at the time of filing. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3    Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Target Holders.

2.1.4    Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor, or a Target Holder (any of the Sponsor or a Target Holder being in such case, a

“Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price of at least $10.0 million in the aggregate (the “Minimum Takedown Threshold”); provided that, with respect to all remaining Registrable Securities held by the Demanding Holder no Minimum Takedown Threshold shall apply. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, a majority-in-interest of the Demanding Holders shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and the Target Holders may demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 within any six (6) month period. For the avoidance of doubt, the Company shall not be required to effect an aggregate of more than four (4) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and all other Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or a Target Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor or a Target Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or such Target Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2    Piggyback Registration.

2.2.1    Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, or (v) a Block Trade or an Other Coordinated Offering (which shall be subject to Section 2.4), then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Except with respect to an Underwritten Shelf Takedown under Section 2.1.4, the rights provided under this Section 2.2.1 shall not be available to any Holder at such time as there is an effective Shelf available for the resale of the Registrable Securities pursuant to Section 2.1. Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Common Stock or other equity securities that the Company desires to sell, taken together with (i) Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)    if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b)    if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)    if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3    Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is an executive officer or director or Holder (and for which it is customary for such Holder to agree to a lock-up), agrees that, to the extent such Holder participates in such Underwritten Offering, it shall not Transfer any Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4    Block Trades; Other Coordinated Offerings.

2.4.1    Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price of at least $20.0 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2    Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3    Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4    The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5    A Demanding Holder in the aggregate may demand no more than (i) one (1) Block Trade pursuant to this Section 2.4 within any six (6) month period or (ii) two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1    General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1    prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least one percent (1%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4    notify each seller of Registrable Securities promptly after it receives notice of the time when the Registration Statement has been declared effective and when any post-effective amendments and supplements thereto become effective;

3.1.5    furnish counsel for the Underwriter(s), if any, and upon written request, for the sellers of the Registrable Securities in such Registration Statement with copies of any written comments from the SEC or any written request by the SEC for amendments or supplements to a Registration Statement or Prospectus;

3.1.6    prior to any public offering of Registrable Securities, use best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.7    cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.8    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.9    advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.10    at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, including any document that is to be incorporated by reference into such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish, upon request, a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.11    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.12    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.13    obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.14    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.15    in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.16    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.17    with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.18    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3    Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1    Upon receipt of written notice from the Company that: (a) a Registration Statement or Prospectus contains a Misstatement; (b) any request by the Commission for any amendment or supplement to any Registration Statement or Prospectus or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement or Prospectus, such Registration Statement or Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; or (c) upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Board, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each of the Holders shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement covering such Registrable Securities until (x) in the case of (a) or (b), it has received copies of a supplemented or amended Prospectus (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed, or (y) in the case of (c), until the restriction on the ability of “insiders” to transact in the Company’s securities is removed, and, if so directed by the Company, each such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice.

3.4.2    Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be detrimental to the Company and the majority of the Board concludes as a result that it is advisable to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3    Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4    The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than sixty (60) consecutive calendar days and not more than twice for not more than one hundred and twenty (120) total calendar days, during any twelve (12)-month period.

3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6    Rule 144. With a view to make available to the Holders the benefits of Rule 144 promogulated under the Securities Act, the Company covenants that it will (a) make available at all times information necessary to comply with Rule 144, if such Rule is available with respect to resales of the Registrable Securities under the Securities Act, and (b) take such further action as the Holders may reasonably request, all to the extent required from time to time to enable them to sell all Registerable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promogulated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rule may be amended from time to time. Upon request of any Holder, the Company will deliver to such Holder a written statement as to whether the Company has complied with such information requirement, and, if not, the specific reasons for non-compliance.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1    Indemnification.

4.1.1    The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, managers, directors, trustees, equityholders, beneficiaries, affiliates and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees or other expenses incurred in connection with investigating or defensing such claim, loss, liability, damage or action) resulting from (i) any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities law except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3    Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCK-UP

5.1 Lock-Up. Subject to Section 5.2 and Section 5.3, each Lock-up Party agrees that it shall not Transfer any Lock-up Shares prior to the end of the applicable Lock-up Period (the “Lock-up”).

5.2 Permitted Transferees.

5.2.1 Notwithstanding the provisions set forth in Section 5.1, each Lock-up Party may Transfer the Lock-up Shares during the applicable Lock-up Period (a) to (i) the Company’s officers or directors, (ii) any affiliates or family members of the Company’s officers or directors, (iii) any direct or indirect partners, members or equity holders of such Lock-up Party, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, or (iv) any other Lock-up Party or any direct or indirect partners, members or equity holders of such other Lock-up Party, any affiliates of such other Lock-up Party or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization, (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, (d) in the case of an individual, pursuant to a qualified domestic relations order, (e) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust, (f) to the partners, members or equity holders of such Lock-up Party by virtue of the Lock-up Party’s organizational documents, as amended, upon dissolution of the Lock-up Party, (g) to the Company, or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their Common Stock for cash, securities or other property subsequent to the Closing Date. The parties acknowledge and agree that any Permitted Transferee of a Lock-up Party shall (x) be subject to the transfer restrictions set forth in this ARTICLE V with respect to the Lock-Up Shares upon and after acquiring such Lock-Up Shares, and (y) execute a joinder to this Agreement in the form of Exhibit A attached hereto.

5.3 Except as otherwise agreed to by the Company and the Sponsor, if any Lock-up Party is granted a release or waiver from the Lock-up provided in this Article V (such party a “Triggering Holder”), then each other Lock-up Party shall also be granted an early release from its obligations hereunder or under any contractual lock-up agreement with the Company on the same terms and on a pro-rata basis with respect to such number of Lock-up Shares rounded down to the nearest whole security equal to the product of (i) the total percentage of Lock-up Shares held by the Triggering Holder immediately following the Closing that are being released from this Agreement multiplied by (ii) the total number of Lock-up Shares held by such other Lock-up Party immediately following the Closing.

ARTICLE VI

MISCELLANEOUS

6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) recorded mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [●], Attention: [●] or by email: [●], and, if to any Holder, at such Holder’s address, electronic mail address as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 Subject to Section 6.2.4 and Section 6.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Sponsor, Director Holders and the Target Holders, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (including Sponsor Members), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to Sponsor Members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees), and (ii) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more affiliates of such Target Holder or any direct or indirect partners, members or equity holders of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees). Upon a transfer by the Sponsor pursuant to subsection (i) to Sponsor Members, the rights that are personal to the Sponsor shall be exercised by the Sponsor Members only with the consent of the Sponsor’s board of managers in accordance with the Sponsor’s operating agreement.

6.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2.

6.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3 Counterparts. This Agreement may be executed in multiple counterparts (including PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

6.5 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.5.

6.6 Arbitration. Each of the parties irrevocably and unconditionally agrees that any proceeding based upon, arising out of or related to this Agreement or any of the transactions contemplated hereby (each, a “Related Proceeding”) shall be finally settled by binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce by three arbitrators. Any Related Proceeding shall be decided by a panel of three (3) arbitrators seated in New York, New York. Each arbitrator must be (a) an attorney with significant experience in negotiating complex commercial transactions, or a judge seated on, or retired from, a U.S. federal court sitting in the Southern District of New York and (b) neutral and independent of each party. The parties agree, pursuant to Article 30(2)(b) of the Rules of Arbitration of the International Chamber of Commerce, that the Expedited Procedure Rules shall apply irrespective of the amount in dispute. The arbitrators may enter a default decision against any party who fails to participate in the arbitration proceedings with respect to any Related Proceeding. The language of the proceeding shall be English. The decision of the arbitrators on the points in dispute will be final, unappealable and binding, and judgment on the award may be entered in any court having jurisdiction thereof. The parties and the arbitrators will keep confidential, and will not disclose to any person, except the parties’ respective representatives (who shall keep any such information confidential as provided in this sentence), or as may be required by applicable law or any order of a governmental entity of competent jurisdiction, the existence of any Related Proceeding under this Section 6.6, the referral of any such Related Proceeding to arbitration or the status or resolution thereof. The initiation of any Related Proceeding pursuant to this Section 6.6 will toll the applicable statute of limitations for the duration of any such Related Proceeding.

6.7 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least three percent (3%) of the outstanding Common Stock; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Target Holder so long as such Target Holder and its respective affiliates hold, in the aggregate, at least three percent (3%) of the outstanding Common Stock; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.8 Term. This Agreement shall terminate with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

6.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

6.10 Additional Holders; Joinder . In addition to persons or entities who may become Holders pursuant to Section 6.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor and its affiliates hold, in the aggregate, Registrable Securities representing at least three percent (3%) of the outstanding Common Stock) and each Target Holder (in each case, so long as such Target Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least three percent (3%) of the outstanding Common Stock), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

6.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.12 Entire Agreement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

6.13 Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

CARTESIAN GROWTH CORPORATION

By:
Name:
Title:

HOLDERS:

CGC SPONSOR, LLC

By:
Name:
Title:

HOLDERS:

ELIAS DIAZ SESE

By:
Name:
Title:

HOLDERS:

BERTRAND GRABOWSKI

By:
Name:
Title:

HOLDERS:

DANIEL KARP

By:
Name:
Title:

Schedule 1

Target Holders

*	Denotes “Inactive Target Holder”

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Registration Rights Agreement, dated as of [__], 202[_] (as the same may hereafter be amended, the “Registration Rights Agreement”), among Cartesian Growth Corporation, a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the         day of                 , 20    .

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of
, 20

[ ]

By:
Name:
Its: